Filed by Catalytica Energy Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc
FOR IMMEDIATE RELEASE

CONTACT:	NZ Legacy, LLC	Catalytica Energy Systems, Inc.
	Scott Higginson	Megan Meloni
	Senior Vice President	Investor Relations
	(480) 218-8880	(650) 631-2847
NZ LEGACY AND RENEGY HOLDINGS ANNOUNCE OPTION
TO ACQUIRE BIOMASS PLANT
     TEMPE, Ariz. (September 19, 2007) — NZ Legacy, LLC and Renegy Holdings, Inc., a wholly-owned subsidiary of Catalytica Energy Systems, Inc. (NASDAQ: CESI), announced today that they have jointly entered into a 60-day purchase option agreement with a leading forest products and timber company for the acquisition of a biomass plant for $1.3 million. The plant includes a boiler capable of producing 160,000 pounds per hour of steam and a turbine that can generate approximately 13 megawatts (MW) of electricity. The purchase option will be assigned to Renegy Holdings, Inc. (Renegy) upon completion of a proposed business combination of Catalytica Energy Systems with the renewable energy divisions of NZ Legacy, which is scheduled to be considered during a Special Meeting of Stockholders of Catalytica Energy Systems, Inc. on September 27, 2007.
     Over the next sixty days, the Companies will explore the most suitable location for operating the plant, either at its current site in California or at another site. If the plant is maintained in its current location, the Companies estimate that it could be operational as early as the first half of 2008. The final site determination will be based upon long-term fuel availability in the form of wood waste. Depending upon location and site-specific costs, the Companies anticipate investing as much as $12.0 to $15.0 million to purchase, refurbish and recommission the plant. Securing a long-term power purchase agreement with a utility company for the entire power output of the plant will also be a condition of executing a definitive purchase agreement. NZ Legacy is already in discussions with utility companies relating to long-term power purchase agreements for a plant of this size as well as future energy facilities, and has identified several prospective sites for future plants, including sites suitable for this plant if relocated. Further, NZ Legacy has had discussions with several financial partners to provide debt financing for the project. In the event that Catalytica Energy Systems’ proposed business combination with the renewable energy divisions of NZ Legacy is not completed, Catalytica will not have any material obligations under the option agreement.
     Robert Worsley, president and CEO of NZ Legacy, stated, “We seek to build a growing portfolio of biomass energy facilities within the next five years through acquisitions, construction, installation and operation. Securing the rights to acquire this plant demonstrates a first step toward our pursuit of a rapid growth strategy, and provides us with an opportunity to add approximately 13 MW of power output to the 24 MW that will be generated by our first biomass facility, which is nearing completion near Snowflake, Arizona. In addition to the potential of having two plants fully operational next year, the economics of this purchase option are very compelling on a cost per kilowatt basis. Including acquisition costs, we estimate the cost of refurbishing and commissioning this plant at less than $1,150 per kilowatt, whereas the cost to build a new plant could approximate as much as $2,500 per kilowatt.”
     Biomass energy is energy from the sun captured in organic materials such as wood waste and other plant matter. Biomass facilities harness the energy stored in organic materials derived from agricultural waste materials, forestry waste materials, and urban waste to produce clean, renewable power. Biomass power plants use this material for fuel, burning it under controlled conditions to generate electricity. In addition to diverting waste from already over-burdened landfills, biomass facilities are also valued for their negative greenhouse gas footprint as they displace more potent greenhouse gas emissions of methane that would otherwise result from the usual disposal options such as landfill accumulation, forest accumulation or composting. Methane, which results from the decomposition and decaying of organic materials, is 15 to 20 times more damaging to the earth’s atmosphere than the carbon dioxide (CO2) produced during combustion. Biomass facilities are also considered to be carbon neutral as CO2 emissions generated by combustion is generally offset by the CO2 emissions consumed during the lifecycle of plant material. By comparison, the CO2 emissions released from the combustion of fossil fuels (such as coal, oil and natural gas) add to the imbalance of carbon emissions in our atmosphere, which contributes to global warming. Furthermore, today’s biomass facilities are outfitted with state-of-the-art pollution control equipment to reduce other air pollutants such as particulate matter and nitrogen oxides (NOx) that would otherwise result from the open burning of biomass.
About NZ Legacy
     NZ Legacy, based in Mesa, Arizona, is a privately-held Arizona land, mineral and energy development company. NZ Legacy owns 86,000 acres of Arizona and New Mexico land and more than one million acres of mineral rights spread across Arizona, New Mexico and Colorado. Robert Worsley, owner, president and CEO of NZ Legacy, purchased the rural land assets of New Mexico and Arizona Land Company, Inc. in March 2002 and subsequently formed NZ Legacy and its fifteen operating subsidiaries, including three focused on renewable energy projects and harvesting biomass material — Snowflake White Mountain Power, LLC, Renegy, LLC, and Renegy Trucking, LLC. Find NZ Legacy on the Worldwide Web at www.NZLegacy.com.
About Renegy Holdings
     Renegy Holdings, a wholly-owned subsidiary of Catalytica Energy Systems, was formed in May 2007 to serve as a holding company for a proposed business combination of Catalytica Energy Systems with the renewable energy divisions of NZ Legacy, LLC, which was announced on May 8, 2007. Upon completion of the proposed merger transaction, which is expected to close by the end of the third quarter of 2007, subject to approval by the stockholders of Catalytica Energy Systems, regulatory approvals and customary closing conditions, the combined companies will operate under the name Renegy Holdings, Inc.
About Catalytica Energy Systems
     Catalytica Energy Systems, based in Tempe, Arizona, provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through its SCR-Tech subsidiary (www.SCR-Tech.com), the Company offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs. Find Catalytica Energy Systems on the Worldwide Web at www.CatalyticaEnergy.com.

Additional Information and Where to Find It
     This document does not constitute an offer of any securities for sale. The proposed merger transaction described herein will be submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration. In connection with the proposed merger, Renegy Holdings, Inc. has filed a registration statement, a proxy statement / prospectus and other materials with the SEC. CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors also may obtain information about the proposed transaction by reviewing the Form 8-K filed by Catalytica Energy Systems on May 8, 2007 in connection with the announcement of the transaction and any other documents filed with the SEC when they become available. Investors may obtain free copies of the proxy statement / prospectus as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.
Participants in the Solicitation
     Catalytica Energy Systems and its executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Catalytica Energy Systems with respect to the proposed merger. Information regarding the officers and directors of Catalytica Energy Systems is included in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 30, 2007. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the proxy statement / prospectus and other materials filed with the SEC in connection with the proposed merger.
     This news release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, those regarding the prospects and timing associated with execution of a definitive purchase agreement for the 13 MW biomass plant and consummation of the proposed merger; the expected investment of as much as $12 to $15 million to purchase, refurbish, and recommission the plant; the prospects and timing associated with successfully refurbishing and commencing operation of the 13 MW biomass plant; the ability of the Companies to secure an appropriate site, long-term power purchase agreements and debt financing for the 13 MW biomass plant and future plants; completion of construction and commissioning of the Snowflake biomass power plant and its ability to begin producing electrical power in the first half of 2008; the combined company’s growth strategy and future opportunities. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risk that we will not be able to close the proposed acquisition of the 13 MW biomass plant or the proposed business combination of Catalytica Energy Systems with the renewable energy divisions of NZ Legacy; delays in the completion and commissioning of the Snowflake biomass plant or future energy facilities; diversion of management’s attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the proposed merger transaction; the risks associated with the development, generally, of the combined company’s overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and the ability of the combined company to secure adequate fuel for its biomass plants; changes in the environmental requirements relating to certain emissions; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the proposed merger transaction, filed with the Securities and Exchange Commission. Further, the Company expects to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, a trust controlled by Bob Worsley will own a controlling interest in the Company and will be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.
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